UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 5, 2025

MARBLEGATE ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-40862	85-4249135
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

411 Theodore Fremd Avenue

Suite 206S

Rye, New York 10580

(Address of principal executive offices)

Registrant’s telephone number, including area code: (914) 415-4081

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one-half of one redeemable warrant	GATEU	The Nasdaq Stock Market LLC
Shares of Class A Common Stock, par value $0.0001 per share	GATE	The Nasdaq Stock Market LLC
Warrants, each exercisable for one share of Class A Common Stock at a price of $11.50	GATEW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

As previously reported on a Current Report on Form 8-K filed by Marblegate Acquisition Corp. (the “Company”) with the U.S. Securities and Exchange Commission (the “SEC”), on February 14, 2023, the Company entered into a business combination agreement (as it may be amended or restated from time to time, the “Business Combination Agreement”), with Marblegate Asset Management, LLC, a Delaware limited liability company (“MAM” or the “Manager”), Marblegate Capital Corporation, a Delaware corporation (“New MAC”), MAC Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of New MAC (“Merger Sub”), DePalma Acquisition I LLC, a Delaware limited liability company (“DePalma I”), and DePalma Acquisition II LLC, a Delaware limited liability company (“DePalma II,” and together with DePalma I, the “DePalma Companies” or “DePalma”). The transactions contemplated by the Business Combination Agreement are referred to herein as the “Business Combination”. MAM, MAC, New MAC, Merger Sub and DePalma shall be referred to herein from time to time collectively as the “Parties.”

The closing of the Business Combination (the “Closing”) is subject to, among other things, the approval by The Nasdaq Capital Market (“Nasdaq”) of New MAC’s initial Nasdaq listing application (the “Listing Condition”). On April 5, 2025, the Parties entered into a Waiver to the Business Combination Agreement (the “Waiver”) to waive the Listing Condition set forth in Section 7.3(d) of the Business Combination Agreement.

Immediately upon the Closing, which is expected to occur on April 7, 2025, the Company will delist from Nasdaq and Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of New MAC, whereupon New MAC intends to be quoted, as soon as possible following the Closing, on the OTCQX® Best Market operated on The OTC Market systems (“OTC Market”) under the symbols “GATE” and “GATEW,” respectively. There is no guarantee, however, that a broker will make a market in New MAC’s securities or that trading thereof will continue on the OTC Market or otherwise.

The foregoing summary of the Waiver does not purport to be complete and is qualified in its entirety by reference to the Waiver filed as Exhibit 2.1 to this Current Report on Form 8-K.

Important Information and Where to Find It

For additional information on the proposed Business Combination, see the relevant materials that the Company has filed with the SEC, including a registration statement on Form S-4, which includes the definitive proxy statement/prospectus of the Company, New MAC and the DePalma Companies (File No. 333-283675) (the “Proxy Statement/Prospectus”) filed with the SEC on February 14, 2025. The Company’s stockholders and other interested persons are advised to read the Proxy Statement/Prospectus filed with the SEC in connection with the proposed Business Combination, as these materials contain important information about the DePalma Companies, the Company, New MAC and the proposed Business Combination. Stockholders are also able to obtain copies of the Proxy Statement/Prospectus, and other documents filed with the SEC, without charge at the SEC’s website at www.sec.gov. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

No Offer or Solicitation

This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities in connection with the proposed Business Combination shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Forward Looking Statements

This communication contains “forward-looking statements,” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements may generally be identified by terminology such as “will,” “shall,” “may,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar words or expressions that predict or indicate future events or trends that are not statements of historical matters. These statements are only predictions. The Company and DePalma have based these forward-looking statements largely on their then-current expectations and projections about future events and financial trends as well as the beliefs and assumptions of management. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond each of the Company’s and the DePalma Companies’ control. Actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: (i) the expected filing of the Form 25 by Nasdaq; (ii) the Company’s expectations that New MAC’s securities will be eligible to trade on the OTC Market, and New MAC’s expectations regarding the impact of its securities trading on the OTC Market; (iii) the Company’s ability to have the combined company’s securities listed on Nasdaq following the Business Combination; (iv) risks associated with the timing of the closing of the proposed transaction, including the risks that a condition to closing would not be satisfied or waived within the expected timeframe or at all or that the closing of the proposed transactions will not occur; (v) the outcome of any legal proceedings that may be instituted against the parties and others related to the proposed transactions; and (vi) the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the proposed transactions. More information on potential factors that could affect the Company’s or the DePalma Companies’ financial results is included from time to time in the Company’s public reports filed with the SEC that are available on the SEC’s website at www.sec.gov, including its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as the Proxy Statement/Prospectus the Company, New MAC and the DePalma Companies filed in connection with its solicitation of proxies for the meeting of stockholders to be held to approve, among other things, the proposed Business Combination. All of the forward-looking statements made in this Current Report on Form 8-K are expressly qualified by the cautionary statements contained or referred to herein. Accordingly, you should not rely upon forward-looking statements as predictions of future events. Neither the Company nor the DePalma Companies can assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results could differ materially from those projected in the forward-looking statements. The forward-looking statements made in this communication relate only to events as of the date on which the statements are made. Except as required by applicable law or regulation, the Company and the DePalma Companies undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of an unanticipated event.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

2.1	Waiver to the Business Combination Agreement, dated as of April 5, 2025 by and among the Parties

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 7, 2025

MARBLEGATE ACQUISITION CORP.

By:	/s/ Jeffrey Kravetz
Name:	Jeffrey Kravetz
Title:	Chief Financial Officer

Exhibit 2.1

WAIVER TO THE

BUSINESS COMBINATION AGREEMENT

This WAIVER, dated as of April 5, 2025 (this “Waiver”), to the Business Combination Agreement, dated February 14, 2023 (the “Agreement”), by and among Marblegate Asset Management, LLC, a Delaware limited liability company (“Marblegate”), Marblegate Acquisition Corp., a Delaware corporation (“Acquiror”), Marblegate Capital Corporation, a Delaware corporation (“Newco”), MAC Merger Sub, Inc., a Delaware corporation and a direct wholly-owned Subsidiary of Newco (“Merger Sub”), DePalma Acquisition I LLC, a Delaware limited liability company (“DePalma I”), and DePalma Acquisition II LLC, a Delaware limited liability company (“DePalma II,” and each of DePalma I and DePalma II a “DePalma Company” and together, the “DePalma Companies”). Marblegate, Acquiror, Newco, Merger Sub and the DePalma Companies shall be referred to herein from time to time collectively as the “Parties.” Unless otherwise defined herein, capitalized terms used herein are defined in the Agreement.

WITNESSETH:

WHEREAS, the Parties have entered into the Agreement; and

WHEREAS, the Parties hereto wish to waive certain covenants and closing conditions under the Agreement as set forth in this Waiver.

NOW, THEREFORE, in consideration of the rights and obligations contained herein, and for other good and valuable consideration, the adequacy of which is hereby acknowledged, the Parties agree as follows:

1. Waiver: So long as Nasdaq, as of immediately prior to the Effective Time, shall have neither (i) provided its approval of Newco’s initial Listing Application with Nasdaq nor (ii) indicated to any Party or such Party’s respective Affiliates that approval of Newco’s initial Listing Application would be given prior to Acquiror’s liquidation, dissolution and winding up in accordance with the Governing Documents of Acquiror, the Parties hereby irrevocably waive the following conditions to Closing set forth in Section 7.3(d) of the Agreement: that, immediately following the Effective Time (A) Newco shall be in compliance with any applicable initial and continuing listing requirements of Nasdaq; (B) Newco shall not have received any notice of non- compliance therewith that has not been cured or would not be cured; and (C) the Newco Shares included in the Listing Application shall have been approved for listing on Nasdaq. For the avoidance of doubt, in the event that either condition in the foregoing clauses (i) or (ii) is not satisfied as of immediately prior to the Effective Time, then each of the conditions to Closing set forth in Section 7.3(d) of the Agreement shall remain in full force and effect.

2. Parties in Interest. This Waiver shall be binding upon and inure solely to the benefit of each Party hereto, and nothing in this Waiver, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Waiver.

3. Entire Agreement. This Waiver constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all prior agreements and undertaking, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof.

4. Counterparts. This Waiver may be executed and delivered (including by facsimile or portable document format (pdf) transmission) in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

5. Governing Law. This Waiver shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that State.

[Signature Page Follows]

2

IN WITNESS WHEREOF, the Parties have hereunto caused this Waiver to be duly executed as of the date first set forth above.

MARBLEGATE ASSET MANAGEMENT, LLC

By:	/s/ Andrew Milgram
Name: Andrew Milgram
Title: Managing Partner

MARBLEGATE ACQUISITION CORP.

By:	/s/ Andrew Milgram
Name: Andrew Milgram
Title: Chief Executive Officer

MARBLEGATE CAPITAL CORPORATION

By:	/s/ Andrew Milgram
Name: Andrew Milgram
Title: Chief Executive Officer

MAC MERGER SUB, INC.

By:	/s/ Jeffrey Kravetz
Name: Jeffrey Kravetz
Title: Chief Financial Officer

DEPALMA ACQUISITION I LLC

By:	/s/ Andrew Milgram
Name: Andrew Milgram
Title: President

DEPALMA ACQUISITION II LLC

By:	/s/ Andrew Milgram
Name: Andrew Milgram
Title: President

[Signature Page to Waiver to the Business Combination Agreement]